POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2012

U.S. Funds

Suite 390 – 3600 Lysander Place, Richmond, British Columbia, Canada, V7B 1C3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Balance Sheets
All figures in Thousands of U.S. Dollars - unaudited

	April 30,	January 31,
	2012	2012
ASSETS
Current
Cash and equivalents	$10,934	$17,478
Trade and other receivables	707	440
Investment	29	30
Prepaid expenses	507	934

	12,177	18,882
Wetland Credit Intangible (Note 14)	5,992	-
Mineral Property, Plant and Equipment (Notes 3 and 4)	174,646	170,689
Total Assets	$192,815	$189,571

LIABILITIES
Current
Trade payables and accrued liabilities	$1,840	$1,679
Current portion of environmental rehabilitation provision (Note 6)	828	828
	2,668	2,507
Long term
Long term debt (Note 5)	3,748	3,672
Convertible debt (Note 7)	29,388	29,018
Environmental rehabilitation provision (Note 6)	20,928	22,008
Total Liabilities	56,732	57,205

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	172,042	168,434
Share Premium – (Note 8)	2,132	2,132
Equity Reserves	44,949	43,590
Deficit	(83,040)	(81,790)
	136,083	132,366
Total Liabilities and Shareholders’ Equity	$192,815	$189,571

General Information (Note 1)
Commitments and Contingencies (Notes 3, 4, 6, 7, 13 and 14)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Loss and
Comprehensive Loss
For the three months ended April 30
All figures in Thousands of U.S. Dollars, except per share amounts - unaudited

	April 30,	April 30,
	2012	2011
General and Administrative
Amortization	$9	$8
Consulting fees	46	5
Directors’ fees and expenses	70	46
Investor relations	14	4
Office expenses and corporate wages	248	184
Professional fees	82	205
Shareholders’ information	99	62
Share-based compensation (Notes 8b) and c))	616	536
Transfer agent and filing fees	19	44
Travel	80	89
	1,283	1,183

Other Expenses (Income)
Finance income and costs (Note 9)	9	172
Gain on foreign exchange	(25)	(13)
Rental income	(17)	(23)
	(33)	136

Loss for the period	1,250	1,319

Other Comprehensive Loss
Unrealized (gain) loss on investment	2	(14)
Total Comprehensive Loss for the period	1,252	1,305

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	176,390,990	154,913,235

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Changes in Shareholder Equity
For the three months ended April 30
All figures in Thousands of U.S. Dollars, except for Shares – unaudited

	Share Capital (Notes 7 & 8)					Equity Reserves
							Accumulated
			Paid-in			Warrants and	Other	Total
	Authorized	Issued	Share	Share		Share-based	Comprehensive	Equity
	Shares	Shares	Capital	Premium	Total	Payment	Loss	Reserves	Deficit	Total
Balance at January 31, 2012	Unlimited	174,738,124	$168,434	$2,132	$170,566	$43,632	$(42)	$43,590	$(81,790)	$132,366
Loss and comprehensive loss for the period	-	-	-	-	-	-	(2)	(2)	(1,250)	(1,252)
Shares and w arrants issued:					-			-		-
Exercise of options	-	185,000	148	-	148	-	-	-	-	148
Fair value of share options exercised	-	-	62	-	62	(62)	-	(62)	-	-
For w etland credit intangiblespurchase (Note 14)	-	2,788,902	3,375	-	3,375	525	-	525	-	3,900
For options on land purchases	-	20,000	23	-	23	-	-	-	-	23
Milestone 4 Bonus Share cost amortization (Note 13)	-	-	-	-	-	192	-	192	-	192
Share-based compensation (Note 8c))	-	-	-	-	-	706	-	706	-	706
Balance - April 30, 2012	Unlimited	177,732,026	$172,042	$2,132	$174,174	$44,993	$(44)	$44,949	$(83,040)	$136,083

	Share Capital (Notes 7 & 8)					Equity Reserves
							Accumulated
			Paid-in			Warrants and	Other	Total
	Authorized	Issued	Share	Share		Share-based	Comprehensive	Equity
	Shares	Shares	Capital	Premium	Total	Payment	Loss	Reserves	Deficit	Total
Balance at January 31, 2011	Unlimited	154,825,791	$142,373	$875	$143,248	$37,920	$(6)	$37,914	$(78,745)	$102,417
Loss and comprehensive loss for the period	-	-	-	-	-	-	14	14	(1,319)	(1,305)
Shares and w arrants issued:					-			-	-	-
Exercise of options	-	95,000	67	-	67	-	-	-	-	67
Fair value of share options exercised	-	-	52	-	52	(52)	-	(52)	-	-
For options on land purchases	-	75,000	154	-	154	-	-	-	-	154
Milestone 4 Bonus Share cost amortization (Note 13)	-	-	-	-	-	337	-	337	-	337
Share-based compensation (Note 8c))	-	-	-	-	-	624	-	624	-	624
Balance - April 30, 2011	Unlimited	154,995,791	$142,646	$875	$143,521	$38,829	$8	$38,837	$(80,064)	$102,294

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended April 30
All figures in Thousands of U.S. Dollars - unaudited

	April 30,	April 30,
	2012	2011
Operating Activities
Loss for the period	$(1,250)	$(1,319)
Items not involving cash
Amortization	9	8
Share-based compensation	616	536
Finance costs (Note 9)	25	172
Changes in non-cash working capital
Trade and other receivables	(267)	(63)
Prepaid expenses	427	(293)
Trade payables and accrued liabilities	(64)	(142)
Net cash used in operating activities	(504)	(1,101)

Financing Activities
Share capital - for cash (Note 8a))	148	67
Long-term debt repayment (Note 5)	-	(504)
Net cash provided by financing activities	148	(437)

Investing Activities
Purchase of Wetland Credit Intangible	(2,092)	-
Purchase of mineral property, plant and equipment	(4,096)	(2,914)
Net cash used in investing activities	(6,188)	(2,914)

Net Decrease in Cash and Cash Equivalents Position	(6,544)	(4,452)
Cash and Cash Equivalents Position - Beginning of period	17,478	10,361
Cash and Cash Equivalents Position - End of period	$10,934	$5,909

Non-cash Investing and Financing Disclosures (Note 10)

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

1.	General Information

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to complete the environmental review and obtain permits necessary to construct and operate the NorthMet project, and the ability to obtain the necessary permitting and financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirmed the economic and technical viability of the NorthMet Project (the "Project") and, as such, the Project moved from the exploration stage to the development stage.

The head office of the Company is located at 6500 County Road 666, Hoyt Lakes, Minnesota, United States of America, 55750, The principal address and records office of the Company are located at Suite 390 – 3600 Lysander Place, Richmond, British Columbia, Canada, V7B 1C3 and 700 West Georgia, 25th Floor, Vancouver, B.C., Canada, V7Y 1B3, respectively.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

2.	Basis of Preparation

Statement of Compliance

The condensed interim consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended January 31, 2012 and have consistently been followed in the preparation of these condensed interim consolidated financial statements. The consolidated interim financial information for the three months ended April 30, 2012 has been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended January 31, 2012.

The financial statements were approved by the Board of Directors on June 13, 2012.

Basis of Consolidation and Presentation

These condensed interim consolidated financial statements follow the same accounting polices and methods of application as the Company’s most recent annual financial statements.

The condensed interim consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale and fair value through profit or loss financial assets. All dollar amounts presented are in United States (“U.S.”) dollars unless otherwise specified.

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Inter-company balances and transactions have been eliminated on consolidation.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company can and has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2012. The next payment is due in January 2013.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

4.	Mineral Property, Plant and Equipment

Details are as follows:

	NorthMet	Other fixed
Net Book Value	Project	assets	Total
Balance at January 31, 2012	170,430	259	170,689
Additions	4,942	63	5,005
Changes to environmental rehabilitation	(1,026)	-	(1,026)
Amortization	-	(22)	(22)
Balance at April 30, 2012	$174,346	$300	$174,646

	April 30,	January 31,
NorthMet Project	2012	2012
Mineral property acquisition and interest costs	$43,312	$42,895
Mine plan and development	35,228	34,941
Environmental	36,823	33,843
Consulting and wages	26,801	25,921
Environmental rehabilitation	19,899	20,925
Site activities	11,334	10,956
Mine equipment	949	949
Net book value	$174,346	$170,430

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in north eastern Minnesota. The Company paid $500,000 in cash and issued 1,000,000 common shares (at fair value of $229,320) for this option, which it exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs. Consideration for the purchase was $1 million in cash, $2.4 million in notes payable (paid in full in June 2008) and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital shares of the Company.

On December 20, 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities. The purchase price totalled 2 million common shares of PolyMet and $15 million in cash and debt. The debt and outstanding interest was repaid in full in December 2011.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

4.	Mineral Property, Plant and Equipment - Continued

The Company assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the environmental rehabilitation provision in the amount of $21,756,000 (Note 6), net of accretion and amounts spent, has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control

Interest and loan accretion on current and retired long-term (Note 5) and convertible debt (Note 7) to April 30, 2012 in the amount of $9,434,000 (January 31, 2012 - $8,988,000) have been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to April 30, 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

5.	Long Term Debt

On June 30, 2011 PolyMet closed a $4,000,000 loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of a proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016, the date the land is exchanged with the USFS or an alternative date as determined between the parties as the due date of the loan.

The Company has accounted for the IRRRB loan and the 400,000 common share warrants by allocating the $4,000,000 between the debt and the warrants by fair valuing the debt using a discount rate of 8% and allocating the residual of $550,124 to the warrants.

As at April 30, 2012, the outstanding long term debt was as follows:

	April 30,	January 31,
	2012	2012
Note payable	$3,672	$3,450
Accrued interest and accretion	76	222
Total Debt	3,748	3,672
Less current portion	-	-

Long term debt	$3,748	$3,672

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

6.	Environmental Rehabilitation Provision

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at April 30, 2012. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s best estimate of the environmental rehabilitation provision at April 30, 2012 was $21,756,000 (January 31, 2012 - $22,836,000). This fair value was based upon an April 30, 2012 undiscounted future cost of $23.8 million (January 31, 2012 - $23.9 million) for the first Cliffs transaction and $1.9 million (January 31, 2012 - $2.0 million) for Cliffs II, an annual inflation rate of 2.00%, a risk-free interest rate of 2.73%, a mine life of 20 years and a reclamation period of 9 years. The revision in the estimated cash flow balance during period of a decrease of $1.026 million is mainly due to an increase in the risk-free rate from 2.55% to 2.73% during the period.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval, such approval remains outstanding to date. As part of its prior transactions with Cliffs (Note 4), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities.

There is substantial uncertainty related to applicable water quality standards, the engineering scope and cost of mitigation required to meet those standards, and responsibility for the financial liability. As such, the Company is unable to estimate its potential liability for the Long Term Mitigation Plan at April 30, 2012. Outcomes that are unfavorable to PolyMet could result in material additional liability. The Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the period ended April 30, 2012.

Adjustments to the provision were as follows:

	Three
	months	Year ended
	ended April	January 31,
	30, 2012	2012
Balance – beginning of period	$22,836	$15,719
Liabilities discharged	(79)	(1,127)
Accretion expense	25	350
Revisions in estimated cash flows	(1,026)	7,894
Total environmental rehabilitation provision	21,756	22,836
Less current portion	(828)	(828)

Balance – end of period	$20,928	$22,008

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Glencore Financing

Details of fair value of the Glencore AG (”Glencore”) convertible debentures, are as follows:

	Three
	months
	ended	Year ended
	April 30,	January 31,
	2012	2012
Balance – beginning of period	$29,018	$27,631
Accretion and capitalized interest	370	1,387

Balance – end of period	$29,388	$29,018

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. PolyMet agreed to propose to shareholders the election of Stephen Rowland, a senior executive of Glencore, as a director and also appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee. As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current and potential ownership of PolyMet comprises:

  41,967,842 shares representing 23.6% of PolyMet's issued shares

  $25 million initial principal floating rate secured debentures due September 30, 2014. Including capitalized interest as of March 31, 2012, these debentures are exchangeable at $1.50 per share into 19,510,196 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of the NorthMet project and availability of senior construction finance in a form reasonably acceptable to Glencore.

  Glencore has subscribed to 5 million common shares at $2.00 per share to be issued no later than October 15, 2012.

  Glencore holds warrants to purchase 5.6 million common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 72,078,038 common shares of PolyMet, representing 34.7% on a partially diluted basis, that is, if no other options or warrants were exercised.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Glencore Financing - Continued

2008 Agreement

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of $50 million floating rate secured debentures which were due on September 30, 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company.

The Debentures bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. At April 30, 2012, $4,388,000 of interest had been added to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures was extended under the 2010 and 2011 Agreements.

The Debentures were exchangeable into common shares of PolyMet, at Glencore’s option, at $4.00 per share. The Issuer could, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price (“VWAP”) equal to or exceeding $6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would have been at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would have been at 102.5% of the outstanding principal. The terms of exchange were amended under the 2011 Agreement.

$7.5 million of the Debentures were issued on October 31, 2008, an additional $7.5 million on December 22, 2008, $5 million on June 18, 2009 and $5 million on August 31, 2009.

Glencore’s commitment to purchase, and the Company’s commitment to issue, the final $25 million of Debentures was cancelled under the 2010 Agreement described below.

On October 31, 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at $5.00 if exercised before the NorthMet Project entered into commercial production, or $6.00 thereafter. The Glencore Warrants were amended under the 2009 Agreement and cancelled under the 2010 Agreement described below.

The Company accounted for the initial $7.5 million of the Debentures and the Glencore Warrants by allocating the $7.5 million to the warrants and debt based on their fair values, with the residual attributed to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and the 12 month LIBOR rate at October 31, 2008 plus 4% (7.2075%) . Costs related to the financing of $652,000 were recorded against the convertible debt.

The Company accounted for the second, third and fourth advances of $7.5 million, $5 million and $5 million, respectively, of the Debentures by allocating the principal amounts to the debt based on its fair value and the residual to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and the 12 month LIBOR rate at October 31, 2008 plus 4% (7.2075%) . Costs related to the financings of $43,000, $16,000 and $12,000, respectively, were recorded against the convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Glencore Financing - Continued

2009 Agreement

On November 17, 2009, the Company agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at $3.00 at any time on or before September 30, 2011. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve. These warrants were cancelled as part of the November 2010 agreements described below.

On November 17, 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at $2.65 per share. The first four tranches totalling $25 million (excluding capitalized interest) that had already been drawn would continue to be exchangeable at $4.00 per share.

On November 17, 2009 PolyMet agreed to sell 9,433,962 common shares of the Company to Glencore at $2.65 per share for gross proceeds of $25 million. Closing and funding occurred in two transactions. On November 24, 2009, the Company closed the first tranche of 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On January 26, 2010, the Company closed the second tranche of 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totalled $499,000.

2010 Agreement

On November 12, 2010, the Company renegotiated its debenture financing from Glencore. The agreed amendments to the debenture financing were as follows:

  The maturity date of the $25 million in outstanding debentures, plus interest, was extended from September 30, 2011 to September 30, 2012. The Issued Debentures continued to be exchangeable into common shares of PolyMet at $4.00 per share, as agreed to in 2008.

  Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, $25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.

  Cancellation of warrants to purchase 6.25 million common shares of PolyMet at $3.00 per share at any time until September 30, 2011 issued to Glencore in connection with the Debentures, and

  Issuance of warrants (the "2010 Warrants") to purchase 3 million common shares of PolyMet at $2.00 per share at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above. The terms of these warrants were amended under the 2011 Agreement.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Glencore Financing - Continued

On November 12, 2010, the Company entered into a definitive agreement with Glencore to sell to Glencore in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding occurred or are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of $10 million (closed on January 17, 2011);

  Tranche 2 of $10 million (closed on July 15, 2011), and

  Tranche 3 of $10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in a budget agreed between PolyMet and Glencore, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) October 15, 2012.

Glencore was also granted a right of first refusal to provide all material financings, subject to regulatory approval as long as it owns 10% or more of the issued and outstanding shares of PolyMet. As long as Glencore owns more than 5% of the issued and outstanding shares of PolyMet, it has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (currently 23.6% of issued and 34.7% on a partially diluted basis).

In accordance with IFRS, the November 12, 2010 transaction has been accounted for as an extinguishment of the existing convertible debt at that date with a book value of $26.546 million and reissuance of new convertible debt. Therefore all of the costs associated with the transaction have been recorded as a non-cash expense in the statement of loss and comprehensive loss of $2.931 million, comprising:

  The change in fair value of the conversion feature resulting from its term being extended from September 30, 2011 to September 30, 2012 of $1.633 million;

  The difference in fair value between the warrants to purchase 6.25 million common shares at $3.00 per share exercisable until September 30, 2011 and the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 of $3.217 million;

  The amounts of discount and deferred costs remaining to be accreted and amortized over the life of the debt of $706,000, less

  The premium of $2.625 million resulting from the price of the common shares sold or to be sold to Glencore compared with the market price at the time of the arrangement.

The $875,000 of premium attributable to the first tranche of the financing was debited to share capital and credited to share premium in fiscal 2011 and the $875,000 of premium attributable to the second tranche of the financing was debited to share capital and credited to share premium in fiscal 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Glencore Financing - Continued

2011 Agreement

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

  Sell in a private placement to Glencore, 13,333,333 common shares at $1.50 per share for gross proceeds of $20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire. Approximately $7.0 million of the proceeds from the sale of these shares were used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. (Note 5);

  Extend the term of the $25 million initial principal debentures from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Glencore has the right to exchange some or all of the debentures at any time. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at $1.50 per share, and

  Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire.

The transactions closed on December 6, 2011.

The December 6, 2011 transaction has been accounted for as a modification of the existing convertible debt at that date with a book value of $28.779 million. Therefore all of the costs associated with the transaction have been recorded within Share Capital, comprising:

  The change in fair value of the conversion feature resulting from its term being extended from September 30, 2012 to September 30, 2014 of $2.400 million;

  The difference in fair value between the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 and the warrants to purchase 3 million common shares at $1.50 per share exercisable until December 31, 2015 of $177,000;

  The fair value of the warrants to purchase 2.6 million common shares at $1.50 per exercisable until December 31, 2015 of $1.708 million, less

  The premium of $4.667 million results from the agreed upon price of the common shares of $1.50 per share, compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital

a)	Share Issuances for Cash

During the three months ended April 30, 2012 the Company issued 185,000 shares (April 30, 2011 – 95,000) pursuant to the exercise of share options for total proceeds of $148,000 (April 30, 2011 - $67,000).

b)	Share Options and Restricted Shares

Effective May 25, 2007, the Company adopted an Omnibus Share Compensation Plan (“Share Option Plan”), which was approved by the Company’s shareholders’ on June 27, 2007. The Share Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the share option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,967,500 common shares are reserved for issuance as awards other than options including the bonus shares (Note 13a)) and the restricted shares noted below.

Details of share option activity were as follows:

	Three months	Year ended
	ended April 30,	January 31,
	2012	2012
Outstanding - Beginning of period	11,195,000	11,630,000
Granted	1,250,000	750,000
Forfeited	-	-
Exercised	(185,000)	(1,185,000)

Outstanding - End of period	12,260,000	11,195,000

The weighted average closing share price on the dates the options were exercised in the three months ended April 30, 2012 was $1.12.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - Continued

b)	Share Options and Restricted Shares - Continued

As at April 30, 2012, the following director, officer, consultant and employee share options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
June 15, 2012	0.96*	0.94	40,000
September 19, 2012	1.39*	1.36	1,240,000
October 24, 2012	1.22*	1.20	200,000
December 5, 2012	1.17*	1.15	125,000
March 20, 2013	2.82*	2.76	2,400,000
June 19, 2013	3.03*	2.97	325,000
September 1, 2013	3.90*	3.82	300,000
September 22, 2013	3.58*	3.51	75,000
January 5, 2014	3.37*	3.30	525,000
February 13, 2014	2.99		1,250,000
March 12, 2014	2.92		250,000
March 23, 2014	2.89		50,000
September 4, 2014	3.00		360,000
December 12, 2014	3.05		205,000
January 11, 2015	3.03		70,000
January 31, 2015	2.87		100,000
February 15, 2015	2.72		500,000
June 2, 2015	3.92		100,000
July 30, 2015	3.22		175,000
January 30, 2016	0.82		585,000
February 17, 2016	0.82		910,000
October 15, 2016	2.67		115,000
January 8, 2017	3.54		60,000
January 25, 2018	2.17		300,000
March 10, 2018	2.04		750,000
March 8, 2019	1.19		1,150,000
April 2, 2019	1.16		100,000
Weighted average exercise price and total number of options outstanding	2.25		12,260,000

* For information purposes, those options granted with an exercise price in Canadian dollars have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2012 of $1.020408.

As at April 30, 2012 all options had vested and were exercisable, with the exception of 1,912,500, which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - Continued

c)	Share-Based Compensation

During the three month period ended April 30, 2012, the Company granted 1,250,000 options (April 30, 2011 – 750,000) to directors and management with an average exercise price of $1.19 per option. The fair value of these options was estimated at the date of grant using the Black- Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	0.44% to 0.50%
Expected dividend yield	Nil
Expected forfeiture rate	Nil
Expected share price volatility	125.83% to 125.92%
Expected option life in years	3

The expected forfeiture rate reflects the Company's expectations that its key staff and directors who have received incentive options will continue to work for the Company. The Company has no current plans to reduce staffing levels and anticipates that the likelihood of resignations will diminish as the permitting process proceeds.

The weighted fair value of options granted during the period was US$0.56. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

During the three month period ended April 30, 2012, the Company recorded $706,000 (April 30, 2011 - $624,000) for share-based compensation in its accounts as an expense of $616,000 (April 30, 2011 - $536,000) and as a charge to mineral property, plant and equipment of $90,000 (April 30, 2011 - $88,000), with the offsetting entries going to the warrants and share-based payment reserve.

During the year ended January 31, 2012, the Company granted bonuses comprising 327,500 restricted shares for U.S. employees and consultants and restricted share units for Canadian employees and consultants. 50% of each award is to be issued upon receipt of permits and the balance to be issued upon the start of production. The restricted shares had a fair value of $668,000 which is being amortized over the vesting periods. During the current period, the Company recorded $30,000 for share-based compensation relating to these units in its accounts as an expense of $10,000 and as a charge to mineral property, plant and equipment of $20,000, with the offsetting entries to warrants and share-based payment reserve (prior year period $52,000, $18,000 and $34,000, respectively). These amounts are included in the totals in the preceding paragraph. 259,000 of the restricted shares were issued in trust to a third party.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - Continued

d)	Warrants and Share-Based Payment Reserve

The warrants and share-based payment reserve represents accumulated share-based compensation expense and warrants issued, reduced by the fair value of the share options and warrants exercised, forfeited or expired.

Details were as follows:

	Three months	Year ended
	ended April 30,	January 31,
	2012	2012
Balance – Beginning of period	$43,632	$37,920
Current period fair value of share-based compensation	706	962
Refinancing of convertible debt (Note 7)	-	4,285
Bonus Shares for Milestones 4 cost amortization (Note 13a))	192	1,235
Deferred income tax charge (Note 8e))	-	(657)
Warrants issued to AG for Waterfowl (Note 14)	525	-
Long-term debt – warrants to IRRRB	-	550
Fair value of share options and warrants exercised during the period	(62)	(663)
Balance – End of period	$44,993	$43,632

e)	Share Purchase Warrants

Details of share purchase warrant activity were as follows:

	Three months ended		Year ended
	April 30, 2012		January 31, 2012
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Warrants	(US$)	Warrants	(US$)
Warrants outstanding - beginning of period	6,000,000	1.57	7,010,000	4.00
Expired (Note 8e))	-	-	(4,010,000)	5.00
Amended (Note 7)	-	-	(3,000,000)	2.00
Amended (Note 7)	-	-	3,000,000	1.50
Issued (Notes 7 and 14)	1,083,333	1.50	3,000,000	1.63
Warrants outstanding – end of period	7,083,333	1.56	6,000,000	1.57

On April 17, 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of $4.00 at any time until October 13, 2008. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - Continued

e)	Share Purchase Warrants - Continued

On October 10, 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common shares at $3.00 per share at any time until October 13, 2009, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common shares at $5.00 if exercised before the NorthMet Project commenced commercial production, or $6.00 thereafter and prior to August 31, 2011

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve in the year ended January 31, 2009.

In October and November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to, in two steps, exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common shares at $3.00 per share at any time until December 31, 2010, with certain provisions for acceleration. The incremental $4,762,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve.

Warrants to purchase 167,954 common shares of PolyMet were exercised in the year ended January 31, 2010. On December 31, 2010, the unexercised warrants, to purchase 3,842,046 common shares of PolyMet at $3.00 per share, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

On August 31, 2011, the unexercised warrants, to purchase 4,010,000 common shares of PolyMet at $5.00 per share if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or $6.00 thereafter, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $657,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - Continued

e)	Share Purchase Warrants - Continued

On October 31, 2008, the Company issued 6,250,000 warrants ("Purchase Warrants") to Glencore as partial consideration under the financing agreement described in Note 7. The warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at $5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or $6.00 thereafter. The warrants would have expired on September 30, 2011.

On November 17, 2009, the Company amended the terms such that the Purchase Warrants entitled Glencore to purchase 6,250,000 common shares of PolyMet at $3.00 and expire on September 30, 2011.

On November 12, 2010, the Company cancelled warrants giving Glencore the right to purchase 6,250,000 common shares of PolyMet at $3.00 at any time until September 30, 2011 and issued warrants giving Glencore the right to purchase 3,000,000 common shares of PolyMet at $2.00 at any time until December 31, 2015, in consideration of the amendments to the debenture agreements.

On December 6, 2011, PolyMet issued to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire. On that same date, the Company agreed to amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire. Note 7 - 2011 Agreement.

On June 30, 2011 PolyMet closed a $4,000,000 loan (Note 5 – also includes use of proceeds) from Iron Range Resources & Rehabilitation Board ("IRRRB"). In consideration for making of the loan to the Company, PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 common shares of the Company at $2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

On March 9, 2012, as part of a wetlands agreement (Note 14) the Company issued warrants to AG Waterfowl LLP giving that company the right to purchase 1,083,333 common shares of PolyMet at $1.50 per share at any time until December 31, 2015.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

9.	Finance Income and Costs

Finance income and costs for the three months ended April 30, 2012 and 2011 were comprised of:

	April 30, 2012	April 30, 2011
Interest (income) expense and financing costs, net	$(16)	$(1)
Accretion of environmental rehabilitation provision	25	173
Finance income and costs	$9	$172

10.	Supplemental Disclosure With Respect to Statements of Cash Flows

During the three months ended April 30, 2012 and 2011 the Company entered into the following non- cash investing and financing activities:

	April 30, 2012	April 30, 2011

Changes in trade payables and accrued liabilities related to investing activities	$225	$(180)
Accretion and accrued interest	$471	$487
Share-based compensation	$706	$624
Milestone 4 Bonus Share cost amortization	$192	$337
Shares and warrants issued in Wetlands Credit Intangible transaction	$3,900	$-

11.	Related Party Transactions

The Company conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts during the three months ended April 30, 2012 and 2011, as follows:

	April 30, 2012	April 30, 2011
Wages and other short-term benefits	$257	$217
Termination benefits	-	-
Other long-term benefits	9	9
Share-based compensation	649	738

Total	$915	$964

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.

As a result of Glencore’s ownership of 23.6% of the Company it is also a related party. Transactions with Glencore are described in notes 7 and 13b).

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

12.	Segmented Information

The Company is in the permitting stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the corporate office located in Canada. Segmented information on a geographic basis was as follows:

April 30, 2012	Canada	U.S.	Consolidated
Cash and equivalents	$10,704	$230	$10,934
Wetland Credit Intangible	$-	$5,992	$5,992
Mineral Property, Plant and Equipment	$148	$174,498	$174,646
Identifiable assets	$11,228	$181,587	$192,815
Total liabilities	$29,618	$27,114	$56,732
Segment operating loss	$1,068	$182	$1,250

April 30, 2011	Canada	U.S.	Consolidated
Cash and equivalents	$4,665	$1,244	$5,909
Mineral Property, Plant and Equipment	$33	$145,219	$145,252
Identifiable assets	$5,125	$150,850	$155,975
Total liabilities	$28,083	$25,720	$53,803
Segment operating loss	$966	$353	$1,319

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

13.	Commitments and Contingencies

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at April 30, 2012, the Company had received shareholder approval of the Bonus Shares for Milestones 1 to 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To April 30, 2012, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	issued
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(i) and (ii)

(i)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(ii)

At the Annual General Meeting of shareholders of the Company, held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at $3.80, the Company’s closing trading price on June 17, 2008.

During the three months ended April 30, 2012, the Company recorded $192,000 related to Milestone 4 (April 30, 2011 – $337,000), these amounts were capitalized to Mineral Property, Plant and Equipment. The fair value of these unissued bonus shares is being amortized, over its expected life, until the estimated date of issuance.

b)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

c)

On April 30, 2012, the Company had outstanding commitments related to wetland credit intangibles, rent, consultants and the environmental review process of approximately $1.7 million with approximately 50% due over the next year and the remainder due over seven years.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

14.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	April 30,		January 31,
	2012		2012
Wetland Credit Intangible – Exercised options	$1,579	$	nil
Wetland Credit Intangible – Unexercised options	4,413		nil
	$5,992	$	nil

On March 9, 2012 the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for restoration to wetland. AG will restore the wetlands and, upon completion, wetland credits will be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of the NorthMet Project. The Company holds a first mortgage on the land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise individually five separate phases of wetland credit development. Any options not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at April 30, 2012, the Company had exercised the option on Phase 1.

The Company paid AG initial consideration of $2.0 million cash and issued 2,788,902 of the Company’s common shares (of which 371,854 held in escrow pending Phase 1 completion) and a warrant to purchase 1,083,333 of the Company’s common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by AG. In addition to the initial consideration, performance commitments for Phase 1 totaling $0.68 million will be due over the seven years following wetland construction completion for ongoing maintenance by AG. Performance payments totaling $1.063 million per phase for completion and maintenance of Phase 2 to 5 will only be incurred if and when the Company initiates development of those phases, and will be due over seven years from the completion of each phase. If wetland credits are issued before the seven-year anniversary, any unpaid amounts are due upon issuance of the wetland credits.

The transaction was negotiated between unrelated parties and therefore the Company has concluded the fair value of the services should be allocated between the $2.0 million cash payment, the $3.9 million equity instruments, and $4.933 million in future performance payments. Since the Company expects to exercise each of the remaining options prior to expiration, the Company determined that the total consideration price of approximately $10.833 million should be allocated equally amongst the total credits. Since there is a market for wetland credits, the Company could sell some or all to third parties. To date the company has recorded the shares, warrants and cash paid, including transaction costs, as a charge of $5,992,173 to Wetland Credit Intangibles, which will be tested for impairment indicators at each reporting date and amortized on a systematic basis over their useful lives, once they are completed and available for use.